Exhibit (b)(1)

FORTRESS CREDIT CO LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

April 16, 2012

Summer Holdings II, Inc.
c/o Lee Equity Partners, LLC
650 Madison Avenue
New York, NY 10022
Attention: Mr. Mark Gormley, Mr. Ben Hochberg, Mr. Michael Anderson and Mr. Danny Rodriguez

Re:	Financing Commitment

Dear Gentleman:

Summer Holdings II, Inc., a Delaware corporation ("Parent" or the "Company"), has advised Fortress Credit Co LLC ("Fortress" or the "Lender"), that the Company intends to acquire (the "Acquisition") The Edelman Financial Group Inc., a Texas corporation ("Target"), through a series of transactions, including, among other things, merging Summer Merger Sub, Inc., a Texas corporation ("MergerSub"), a company that was formed, and is wholly owned by Parent, that was formed, and is indirectly wholly owned by affiliates and associated funds of Lee Equity Partners, LLC (together with its affiliates and associated funds, "LEP") and certain other investors (collectively with LEP, the "Investors"), with and into Target (the "Merger") and to consummate the other Transactions (as defined below), in each case as more fully described on Exhibit A hereto. The Acquisition will be effected pursuant to that certain Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"), by and among the Parent, MergerSub and Target. In connection therewith, equity contributions will be made directly or indirectly to the Parent by the Investors and further contributed to MergerSub by the Parent in an amount not less than $160,400,000 (at least $90,200,000 of which shall be cash equity invested by LEP and certain co-investors currently unaffiliated with Target) (the "Equity Investment"). The term "Borrower" is used herein to refer to MergerSub immediately prior to the Merger, and to refer to Target as the surviving company immediately after the consummation of the Merger. The Borrower requires financing to (i) fund a portion of the Merger Consideration (as defined in the Merger Agreement) for the Acquisition, (ii) finance the purchase of additional interests in Global Financial Services, LLC, a Delaware limited liability company ("GFS"), (iii) finance the purchase of 24% of the interests in The Edelman Financial Center, LLC, a Delaware limited liability company ("EFC"), (iv) pay fees and expenses related to the financing contemplated by this commitment letter, the Merger and the Transactions (as defined below), and (v) fund the Borrower's and its subsidiaries' ongoing working capital requirements. The Lender is pleased to advise the Company that the Lender hereby commits to provide the Borrower with the entire principal amount of a senior secured financing facility in the maximum aggregate amount of $102,800,000 (the "Financing Facility") on the terms and subject only to the conditions set forth

Summer Holdings II, Inc. April 16, 2012 Page 2

in the fourth and fifth paragraphs of this commitment letter, the other conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit B (the "Term Sheet") under the heading "Conditions Precedent" and the conditions set forth on Exhibit C hereto. The Financing Facility will consist of (a) a revolving credit facility in an aggregate principal amount equal to $10,000,000 and (b) a term loan facility in an aggregate principal amount equal to $92,800,000. The Merger, the Acquisition, the Financing Facility, the Equity Investment, the Mezzanine Financing (as defined in the Term Sheet), the Receivables Sale Transaction (as defined in the Term Sheet), the Hedging Transaction (as defined in the Term Sheet) and the other transactions contemplated hereby and thereby, in each case as more fully described on Exhibit A hereto, are referred to herein collectively as the "Transactions".

The loan documentation for the Financing Facility will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions (other than conditions precedent set forth in the fourth and fifth paragraphs of this commitment letter, the other conditions set forth in the Term Sheet under the heading "Conditions Precedent" and the conditions set forth on Exhibit C hereto) that are consistent with the Documentation Principles (as defined in the Term Sheet) so long as such additional provisions are not inconsistent with the provisions set forth in this commitment letter, the Term Sheet or Exhibit C hereto.

By its execution hereof and its acceptance of the commitment contained herein, the Company agrees to (A) indemnify and hold harmless the Lender and each of its permitted assignees and affiliates and their respective directors, partners, members, officers, employees and agents (each an "Indemnified Party") from and against any and all losses, claims, damages, liabilities or reasonable and documented out-of-pocket expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or reasonable out-of-pocket expenses arise out of or in any way relate to or result from, this commitment letter, the Merger, or the extension of the Financing Facility contemplated by this commitment letter, or in any way arise from any use or intended use of this commitment letter, the Merger, or the proceeds of the Financing Facility contemplated by this commitment letter (collectively, the "Losses"), and (B) reimburse each Indemnified Party for reasonable legal fees and out-of-pocket expenses (but limited to the reasonable fees, disbursements and other charges of (1) one counsel to the Indemnified Parties taken as a whole, (2) in the case of any conflict of interest, additional counsel to the affected Indemnified Parties, limited to one such additional counsel so long as representation of each such party by a single counsel is consistent with and permitted by professional responsibility rules and (3) if necessary, one local counsel in each relevant jurisdiction) incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise) (collectively, "Legal Costs"); provided that in the case of any Losses or Legal Costs arising from the Lender's determination that a Company Material Adverse Effect (as defined in the Merger Agreement) has occurred and the subsequent refusal by the Lender to provide the Financing Facility to the Borrower (the "Specified Event"), the aggregate amount of Losses and Legal

Summer Holdings II, Inc. April 16, 2012 Page 3

Costs subject to this sentence shall not exceed the amount of the Parent Termination Fee (as defined in the Merger Agreement); provided however that the Specified Event shall not arise if you or your respective affiliates also determine that a Company Material Adverse Effect has occurred but, in each case of clauses (A) and (B), excluding therefrom all Losses and Legal Costs which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted from (x) the bad faith, gross negligence or willful misconduct of the Indemnified Party, (y) claims between or among Indemnified Parties or (z) any claim or counterclaim brought by you, your respective affiliates or any of your respective directors, partners, members, officers, employees and agents against the Indemnified Party; provided that if such claim or counterclaim relates to the occurrence of the Specified Event, you shall be liable for any and all Legal Costs associated therewith unless it is finally determined in a non-appealable decision of a court of competent jurisdiction that the Lender erroneously determined that a Company Material Adverse Effect occurred. In the event of any litigation or dispute involving this commitment letter or the Financing Facility, neither you nor the Lender shall be responsible or liable to any person for any special, indirect, consequential, incidental or punitive damages and shall only be responsible or liable to any such person for actual damages (the amount of which, in the case of any dispute involving the occurrence of the Specified Event, shall not exceed the amount of the Parent Termination Fee (as defined in the Merger Agreement)). The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, any claim out of which any indemnification expenses could arise without your prior written consent (such consent not to be unreasonably withheld or delayed). In addition, the Company agrees to reimburse the Lender for all reasonable fees and out-of-pocket expenses (the "Expenses") incurred by or on behalf of the Lender in connection with the negotiation, preparation, execution and delivery of this commitment letter, the Term Sheet, any and all definitive documentation relating hereto and thereto, and the definitive documentation relating to the Merger, including the Merger Agreement, and any equity investments relating thereto or entered into in connection therewith, including, but not limited to, the reasonable fees and out-of-pocket expenses of counsel to the Lender (but limited to the reasonable fees, disbursements and other charges of one counsel to the Lender and, if necessary, of one local counsel in each relevant jurisdiction) and out-of-pocket expenses incurred by the Lender in connection with any due diligence and collateral reviews in an aggregate amount not to exceed $500,000. The obligations of the Company under this paragraph shall terminate upon the execution of definitive documentation for the Financing Facility wherein the Borrower agrees to assume such obligations.

The Lender's commitment to provide the Financing Facility and its agreement to perform the services described herein are subject only to the satisfaction of the following conditions: (i) the condition that, since the date hereof, there shall not have been any Company Material Adverse Effect (as defined in the Merger Agreement), or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) and (ii) the satisfaction of the conditions precedents set forth in the Term Sheet under the heading "Conditions Precedent" and the conditions set forth on Exhibit C hereto (it being understood and agreed that, for the avoidance

Summer Holdings II, Inc. April 16, 2012 Page 4

of any doubt, syndication of the Financing Facility, if any, is not a condition to the closing or funding of the Financing Facility and that the Lender shall retain exclusive control over all rights and obligations with respect to its commitment under this commitment letter, including all rights with respect to consents, modifications, and amendments until the Closing Date (as defined below) has occurred and the Lender will not be relieved of all or any portion of its commitments hereunder prior to the initial funding of the Financing Facility on the Closing Date).

Notwithstanding anything in this commitment letter (including the Term Sheet and Exhibit C hereto) to the contrary, (i) the only representations and warranties relating to the Borrower, its subsidiaries and businesses of Borrower and its subsidiaries the accuracy of which shall be a condition to the availability of the Financing Facility on the Closing Date shall be (A) the representations made by Target or with respect to the business of Target in the Merger Agreement that are material to the interests of the Lender, but only to the extent that the Parent or its affiliates have the right to terminate their obligations under the Merger Agreement or not to consummate the transactions contemplated by the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the "Specified Merger Agreement Representations") without regard to the Company's or MergerSub's waiver of such breach and (B) the Specified Representations (as defined below), and (ii) the terms and provisions of the Loan Documents (as defined in the Term Sheet) for the Financing Facility shall be in a form such that they do not impair the availability of the Financing Facility on the Closing Date if the conditions set forth in this paragraph and the immediately preceding paragraph are satisfied (it being understood that, to the extent any Collateral (as defined in the Term Sheet) (other than assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) is not provided on the Closing Date after you use commercially reasonable efforts to do so, the delivery of such Collateral shall not constitute a condition precedent to the availability of the Financing Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to the terms contained in the Term Sheet). For the purposes hereof, "Specified Representations" means the representations and warranties of the Borrower set forth in the Loan Documents relating to due organization, existence, corporate (or other) power and authority, due authorization, execution, delivery and enforceability of the Loan Documents, no conflicts of the Loan Documents with charter documents and applicable laws, receipt of material governmental approvals required in connection with entering into and performance of the Financing Facility, anti-terrorism laws and money laundering activities and dealings with embargoed persons, Federal Reserve margin regulations, Investment Company Act, PATRIOT Act, solvency of the Borrower and its subsidiaries on a consolidated basis, use of proceeds, the status of the Financing Facility as senior debt and, subject to the limitations set forth in the previous sentence, the perfection of the security interests granted in the Collateral. This paragraph, and the provisions herein, shall be referred to as the "Certain Funds Provisions".

The "Closing Date" shall mean the date of, subject to the Certain Funds Provisions, satisfaction or waiver of the conditions set forth in the fourth and fifth paragraphs of this commitment letter, the other conditions set forth in the Term Sheet under the heading "Conditions Precedent" and the conditions set forth on Exhibit C hereto.

Summer Holdings II, Inc. April 16, 2012 Page 5

The Company represents and warrants that to the best of its knowledge (i) all written information and other materials concerning the Company, Target or any Guarantor (collectively, the "Information") which has been, or is hereafter, made available by, or on behalf of the Company, Target or any of their respective subsidiaries (other than projections, forward-looking information, information of a general economic nature and monthly financial statements) is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made and (ii) to the extent that any such Information contains projections or other forward-looking information, such projections and such other forward-looking information were prepared in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by the Company to be reasonable at the time such projections were prepared and (B) information believed by the Company to have been accurate based upon the information available to the Company at the time such projections were furnished to the Lender (it being recognized by the Lender that such projections and other forward-looking information are not to be viewed as facts and that actual results during the periods or periods covered by any such projections or forward-looking information may differ from the projected results, and such differences may be material). The Company agrees that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then the Company will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances after giving effect to such supplements (and such supplementation shall cure any breach of any such representation). We will be entitled to use and rely primarily on the Information, the projections and other forward-looking information without responsibility for independent verification thereof.

As consideration for the Lender's commitment hereunder and its agreement to perform the services described herein, you agree to pay (or to cause to be paid) the fees and fulfill the other obligations set forth in this Commitment Letter and in the fee letter between you and the Lender dated the date hereof and delivered herewith with respect to the Financing Facility (the "Fee Letter").

Prior to your acceptance of this offer, neither the existence of this commitment letter, the Term Sheet, the Fee Letter, nor any of their terms or substance, nor the activities of the Lender pursuant hereto, shall be disclosed, directly or indirectly, to any other person except LEP, the other Investors, MergerSub, Target and its subsidiaries, and each of your and their respective directors, officers, employees, affiliates, attorneys, accountants, advisors and agents and your and LEP's members, partners and shareholders, in each case on a confidential basis (provided that any disclosure of the Fee Letter or its terms or substance to Target or its directors, officers, employees, affiliates, attorneys, accountants, advisors and agents shall be redacted in respect of the amounts, percentages and basis points of fees set forth therein, unless in each case, the Lender otherwise consents); provided that, you may disclose this commitment letter, the Term

Summer Holdings II, Inc. April 16, 2012 Page 6

Sheet and the contents thereof (but not, for the avoidance of doubt, the Fee Letter or the contents thereof) to Ares Mezzanine Partners, L.P. and its directors, officers, employees, advisors and agents, in each case on a confidential basis, and, with the prior written consent of the Lender, any other financing sources that are providing (or considering to provide) financing (other than financing sources that are providing (or considering to provide) senior secured financing) for the Transactions and their respective directors, officers, employees, advisors and agents, in each case on a confidential basis. In addition, each of the Company and the Lender agrees that it will (i) consult with the Lender or the Company, as applicable, prior to the making of any filing or public announcement in which reference is made to the Lender or the Company, as applicable, or the commitment contained herein, and (ii) obtain the prior written approval of the Lender or the Company, as applicable, before releasing any filing or public announcement in which reference is made to the Lender or the Company, as applicable, or to the commitment contained herein, except for, in the case of this clause (ii), any filing or public announcement that is required to be filed or made by law, securities regulation or any stock exchange rule. Neither the existence of this commitment letter or the Term Sheet, nor any of their contents, shall be disclosed by the Lender to any other person except (a) to any Fortress Representative (as such term is defined in that certain Letter Agreement dated September 23, 2011 between Fortress Investment Group LLC and LEP), and (b) with the prior written consent of the Company, subject to clause (B) below. The Company acknowledges that (A) the Lender and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that the Lender and its affiliates will have no obligation to provide to the Company or any of its affiliates any confidential information obtained from or in respect of such other companies and (B) the Lender may share any confidential information with prospective syndication partners provided that appropriate confidentiality agreements are entered into.

The offer made by the Lender in this commitment letter shall expire, unless otherwise agreed by the Lender in writing, at 5:00 p.m. (New York City time) on April 16, 2012, unless prior thereto the Lender has received a copy of this commitment letter and the Fee Letter, signed by the Company accepting the terms and conditions of this commitment letter (including the Term Sheet) and the Fee Letter. The commitment by the Lender to provide the Financing Facility shall expire upon the earliest of (x) the date of termination of the Merger Agreement, (y) the closing of the Acquisition without the use of the Financing Facility and (z) 5:00 p.m. (New York City time) on (1) October 13, 2012 or (2) such other later date subject to the prior written agreement of the Lender in its sole and absolute discretion, provided that no such written agreement shall be effective unless the Termination Date (as defined in the Merger Agreement in effect on the date hereof) has been extended to such later date by the Company or MergerSub (the "Commitment Termination Date"), unless prior thereto, the Closing Date shall have occurred; provided further that the termination of this commitment letter pursuant to this sentence does not prejudice the Company's rights and remedies in respect of any prior breach of this commitment letter. The provisions of the immediately preceding paragraph, the governing law and forum provisions contained herein and the Company's obligations to pay all amounts in respect of fees set forth in clauses (1) and (2) of the second paragraph of the Fee Letter and the

Summer Holdings II, Inc. April 16, 2012 Page 7

indemnification and expense reimbursement obligations set forth herein (subject to the final sentence of the third paragraph hereof) shall remain in full force and effect regardless of whether the Loan Documents shall be executed and delivered and notwithstanding the termination of this commitment letter or the Lender's commitments and agreements hereunder.

The Lender hereby notifies the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act") and other applicable law relating to money laundering and terrorist financing, the Lender may be required to obtain, verify and record information that identifies the Company, the Borrower and each Guarantor, which information includes the name and address of the Company, the Borrower and each Guarantor and other information that will allow the Lender and each other lender to the proposed Financing Facility to identify the Company, the Borrower and each Guarantor in accordance with the Act and such other applicable law. This notice is given in accordance with the requirements of the Act and is effective for the Lender.

As you know, the Lender may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of the Borrower and other companies that may be the subject of this arrangement. In addition, the Lender may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Borrower and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to the Lender hereunder.

Each of the parties hereto agrees that this commitment letter together with the Term Sheet is a binding and enforceable agreement with respect to the subject matter contained herein, including the good faith negotiation of the Loan Documents by the parties hereto in a manner consistent with this commitment letter, the Term Sheet and the Documentation Principles.

This commitment letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, without giving effect to the conflict of laws or choice of laws provisions thereof that would require the application of the laws of another jurisdiction (other than Sections 5-1401 and 5-1042 of the New York General Obligations Law); provided, however, that the interpretation of the definition of "Company Material Adverse Effect" as defined in the Merger Agreement (and whether or not a Company Material Adverse Effect has occurred) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof that would require the application of the laws of another jurisdiction, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) shall not be assignable by you or us (in each case, except for any such assignment to one or more of our respective affiliates) without the prior written consent of the other party hereto (and any attempted assignment without such consent shall be null and void), (v) may not be relied upon or enforced by any other person or entity, and (vi) may be signed in multiple counterparts

Summer Holdings II, Inc. April 16, 2012 Page 8

and delivered by facsimile or other electronic transmission (including email or "pdf"), each of which shall be deemed an original and all of which together shall constitute one and the same instrument. To the fullest extent permitted by applicable law, the parties hereto hereby irrevocably and unconditionally (a) submit to the exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in this commitment letter and irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in any such court, (b) waive any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this commitment letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court and (c) waive the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto.

[Remainder of Page Intentionally Left Blank.]

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to the Lender.

Very truly yours,

FORTRESS CREDIT CO LLC

By:   /s/ Constantine M. Dakolias

Name: Constantine M. Dakolias
Title: President

Agreed and accepted on this
16th day of April 2012:

Summer Holdings II, Inc.

By:  /s/ Mark K. Gormley

Name: Mark K. Gormley
Title: President

Commitment Letter

Exhibit A

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter and the Term Sheet.

In connection with the foregoing, it is intended that:

a)	The Investors will form Lee Summer, LP, a Delaware limited partnership ("Holdco LP"), which will (i) form Summer Holdings I, LLC, a wholly owned Delaware limited liability company ("Holdco LLC"), which will form the Parent which will acquire, through MergerSub, 100% of the capital stock of Target, by way of a merger of MergerSub with and into Target, with Target to be the surviving corporation of such merger, and thereby indirectly acquire 76% of the limited liability company interests in EFC, and (ii) acquire 24% of the limited liability company interests in EFC by way of a contribution of a portion of such interests to, and a purchase of a portion of such interests by, Holdco LP from management of Target.

b)	In the transaction described in clause (a) above, Holdco LP will contribute (i) the stock of Target rolled over by management of Target to Holdco LLC, which will contribute such stock to the Parent and (ii) the 24% limited liability company interests rolled over by, and purchased from, management of Target to Holdco LLC.
c)	After the Merger, the 76% limited liability company interest in EFC held by Target will be recapitalized into a preferred interest in EFC.
d)	The Investors will indirectly make cash equity contributions to Holdco LLC in an aggregate amount equal to, when combined with the fair market value of the equity of management of Target (including equity in EFC) rolled over or invested in connection with the Transactions, $160,400,000.
e)	The Borrower will obtain commitments for a senior secured financing facility in an amount equal to $102,800,000, which will be comprised of a revolving credit facility in an amount equal to $10,000,000 and a term loan facility in an amount equal to $92,800,000.
f)	The Borrower will issue unsecured senior subordinated notes in an amount equal to $46,400,000 the proceeds of which will be used as consideration for the Merger.
g)	The Borrower will purchase one-half of all interests in GFS not currently owned by the Borrower from the other members.
h)	SMH SPEADV, LLC will sell certain receivables for net cash proceeds of at least $17,500,000 (as reduced to reflect any payment received on such receivables between April 10, 2012 and the Closing Date) the proceeds of which will be used as consideration for the Merger.
i)	The Borrower and/or its affiliates (including alternate investment vehicle(s) ("AIVs") setup at the direction of LEP) will purchase a market hedge on terms and conditions which are in the aggregate not materially less favorable to the Borrower and/or its affiliates (including AIVs setup at the direction of LEP) than those set forth on Schedule 2 hereto, or otherwise on terms reasonably satisfactory to the Lender, and such market hedge will be contributed to a Loan Party.
Exhibit A -1-

Exhibit B

The Edelman Financial Group Inc.

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated April 16, 2012 (the "Commitment Letter"), addressed to Summer Holdings II, Inc., a Delaware corporation ("Parent" or the "Company"), by Fortress Credit Co LLC (together with its affiliates, the "Lender") for the purpose of acquiring The Edelman Financial Group Inc., a Texas corporation ("Target"). Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWER:	MergerSub and, upon the consummation of the Merger with and into Target, Target as the survivor thereof (the "Borrower").
GUARANTORS:	(i) Holdco LLC, (ii) Parent, (iii) EFC and (iv) all existing and future wholly-owned direct and indirect domestic subsidiaries of the Borrower, other than (a) immaterial subsidiaries (the definition thereof to be mutually agreed and subject to an aggregate cap to be agreed), (b) any subsidiary that is prohibited by law or regulation from granting such guarantee or that would require a governmental (including regulatory) consent, approval, license or authorization in order to grant such guarantee to the extent that the burden or cost of obtaining a guaranty outweighs the benefit afforded thereby (as reasonably determined by the Lender and the Borrower), (c) any other subsidiary to the extent that the burden or cost of obtaining a guaranty outweighs the benefit afforded thereby (as reasonably determined by the Lender and the Borrower), (d) not-for-profit subsidiaries, if any and (e) other exceptions to be mutually agreed (together with the Borrower, each a "Loan Party" and collectively, the "Loan Parties"). For the avoidance of doubt, HWG Insurance Agency Inc. ("HWG") and Sanders Morris Harris Inc. ("SMH") shall not be guarantors under the Financing Facility, but the Borrower shall be required to use commercially reasonable efforts[1] to obtain all third-party consents, if any, required to pledge to the Lender 100% of its interests in SMH. In addition any guarantors of the Mezzanine Financing shall be Guarantors.

1 For the avoidance of doubt, commercially reasonable efforts does not include the requirement to amend any underlying agreements or pay any fee (other than out-of-pocket expenses).

Exhibit B -1-

LENDER:	The Lender or affiliates thereof, any lender listed on Annex A hereto, and such other lenders designated by Fortress and consented to by the Borrower in its reasonable discretion during the syndication process, if any, prior to the Closing Date. One or more of such lenders may act as agent for such lenders.
FINANCING FACILITY:	A $102,800,000 senior secured credit facility consisting of (i) a revolving credit facility in an aggregate principal amount equal to $10,000,000 (the "Revolving Credit Facility") and (ii) a term loan facility in an aggregate principal amount equal to $92,800,000 (the "Term Loan Facility" and together with the Revolving Credit Facility, the "Financing Facility").

Revolving Credit Facility:

Aggregate revolving credit loans (the "Revolving Loans") under the Revolving Credit Facility shall be limited to an amount at any time outstanding not to exceed $10,000,000. An amount not to exceed $500,000 shall be permitted to be drawn under the Revolving Credit Facility on the Closing Date.

Term Loan Facility:

A Term Loan Facility in an amount of $92,800,000. A term loan for the full amount of the Term Loan Facility (the "Term Loan" and together with the Revolving Loans, collectively, the "Loans") shall be made on the Closing Date.

UNCOMMITTED INCREMENTAL FACILITY:	The Borrower will have the right from time to time, on one or more occasions, to add one or more incremental term loan facilities to the Financing Facility and/or increase the Term Loan Facility (each, an "Incremental Facility") in minimum amounts to be agreed and in an aggregate total principal amount not to exceed $20,000,000; provided that (i) the Incremental Facilities will rank pari passu in right of payment and security with the Financing Facility, (ii) no Incremental Facility will have a final maturity earlier than the Term Loan Facility, (iii) the weighted average life to maturity of the Incremental Facilities shall be no shorter than that of the Term Loan Facility, (iv) the Incremental Facilities shall share ratably in any prepayments of the Term Loan Facility, (v) no default or event of default shall have occurred and be continuing or would result therefrom, (vi) the representations and warranties shall be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such Incremental Facility, (vii) outstanding senior debt to EBITDA ratio, calculated on a pro forma basis to give effect to such Incremental Facilities, shall not exceed 3.00:1.00, (viii) the Term Loan Facility shall be subject to a "most favored nation" pricing provision that ensures that the total

Exhibit B -2-

yield on the Incremental Facility (inclusive of interest rate floors and any original issue discount or upfront fees, but excluding any customary arrangement or similar fees in connection therewith that are not paid to all of the lenders providing such Incremental Facility) does not exceed the total yield on the Term Loan Facility by more than 25 basis points; provided that the Borrower may increase the total yield on the Term Loan Facility in order to comply with this clause (viii), (ix) except as set forth above with respect to maturity and all-in-yield, each Incremental Facility shall have the same terms and conditions as the Term Loan Facility, (x) the proceeds of the additional loans funded under the Incremental Facilities shall be used solely for working capital purposes (including acquisitions permitted under the Financing Facility) other than the funding of dividends and distributions and (xi) commitments in respect of the Incremental Facilities shall have been received by the Borrower from the Lender or any other lender reasonably acceptable to the Borrower and the Lender.
TERM:	The Financing Facility shall terminate on the sixth (6th) anniversary of the Closing Date (the "Maturity Date").
EQUITY CO-INVESTMENT OPTION:	The Lender shall have the option to invest up to $3,000,000 of equity in the transaction on the same terms as LEP.
FINANCING FACILITY DOCUMENTATION PRINCIPLES:	The definitive loan documentation for the Financing Facility (the "Loan Documents") shall (a) be consistent with the Commitment Letter and this Term Sheet, including the Certain Funds Provisions of the Commitment Letter and (b) contain only those mandatory prepayments, representations, warranties, affirmative and negative covenants, financial covenants and events of default expressly set forth in this Term Sheet. Within the aforementioned parameters, the Loan Documents shall be (and shall contain such exceptions, thresholds, materiality qualifiers, baskets and grace periods as are) usual and customary for financings of this kind as agreed by the Lender and the Borrower (it being understood and agreed that the Borrower and the Lender will negotiate in good faith to finalize the Loan Documents in a timely manner after the acceptance of the Commitment Letter (the "Documentation Principles")).
MANDATORY AND OPTIONAL PREPAYMENT:

The following mandatory prepayments will be included in the Loan Documents: (i) 100% of net cash proceeds from the issuance of debt (other than debt permitted by the Loan Documents), (ii) 100% of net cash proceeds from any equity issuance by the Borrower (excluding issuances to another Loan Party, issuances to LEP or other Investors (existing on the Closing Date), issuances to any officer or director of a Loan Party and issuances to any other person holding equity in the

Exhibit B -3-

Borrower or its direct parent company on the Closing Date), (iii) within 120 days after the end of each fiscal year of the Borrower, an amount equal to 50% of annual Excess Cash Flow; provided that no such Excess Cash Flow payment shall be required for the fiscal year of the Borrower ending December 31, 2012 unless the Closing Date occurs on or prior to June 30, 2012, in which case, the Borrower shall prepay an amount equal to the lesser of (1) 50% of the Excess Cash Flow (as referred to below) for the period from the Closing Date to the end of such fiscal year and (2) $2,500,000; provided further that, in each case, the foregoing percentage shall be reduced to 25% if the ratio of outstanding senior debt to EBITDA is less than or equal to 1.75:1.00; provided, further, that any voluntary prepayments of the Term Loan and any voluntary prepayments of the Revolving Loans resulting in any permanent reduction of the commitments under the Revolving Credit Facility to an amount equal to the outstanding principal amount of the Revolving Loans after giving effect to such prepayment or termination of the commitments under the Revolving Credit Facility shall be credited against any Excess Cash Flow prepayment obligations on a dollar-for-dollar basis, (iv) sale of assets (other than the assets set forth on Schedule 1 hereto but including, without limitation, the sale of any equity interests in any Non-Pledged Subsidiary (as defined below)) generating net cash proceeds in excess of $3,500,000 in the aggregate in any fiscal year, subject to customary exceptions and subject to the right of the Borrower or any subsidiary to reinvest up to an aggregate amount equal to $17,500,000 of such proceeds during the term of the Financing Facility in assets useful in the business of the Borrower or any subsidiary if such proceeds are reinvested within 270 days (or, if the Borrower or any guarantor has contractually committed to reinvest such proceeds within 270 days following receipt, 425 days following receipt), and (v) casualty events, receipt of tax refunds, receipt of proceeds from insurance and other extraordinary receipts, in each case, subject to customary exceptions and subject to the right of the Borrower or its subsidiaries to reinvest such proceeds in assets useful in the business of the Borrower or its subsidiaries if such proceeds are reinvested within 270 days (or, if the Borrower or its subsidiaries have contractually committed to reinvest such proceeds within 270 days following receipt, 425 days following receipt). Such prepayments shall be applied first to the Term Loan until paid in full and then to the Revolving Loans (without a permanent reduction in commitments in respect of the Revolving Credit Facility). All mandatory prepayments shall be applied (A) in direct order to the next four installments due in respect of the Term Loan and (B) thereafter, in the inverse order of maturity; provided, however, that any prepayments made pursuant to

Exhibit B -4-

clause (iii) above shall be applied in the inverse order of maturity. All mandatory prepayments described in clauses (i), (ii) and (iv) above (the "Volitional Mandatory Prepayments") shall be accompanied by the Prepayment Premium (as defined below) to the extent applicable.

Excess Cash Flow will be defined specifically in the Loan Documents in a manner consistent with the Documentation Principles but, in general terms, shall be defined as EBITDA less cash interest expense plus or minus the change in working capital less capital expenditures less scheduled debt repayments less taxes paid in cash less cash paid in respect of permitted acquisitions (including the Acquisition and any other acquisition consummated prior to the Closing Date) less certain restricted payments to the extent permitted under the Financing Facility.

Optional: The Borrower may voluntarily prepay the Revolving Loans, reduce the commitments under the Revolving Credit Facility, and voluntarily prepay the Term Loan, in whole or in part, at any time, without premium or penalty except for the prepayment premium described below. Any voluntary prepayments shall be applied as directed by the Borrower.
Prepayment Premium: Reduction or termination of the commitments under the Revolving Credit Facility and the voluntary prepayment or Volitional Mandatory Prepayment of the Term Loan at any time prior to the Maturity Date shall be subject to an early termination fee equal to the result of the amount of the Revolving Credit Facility reduced or terminated plus the principal amount of the Term Loan prepaid (if any) multiplied by (i) 2.00%, in the event that such reduction/termination and prepayment occurs on or before the first anniversary of the Closing Date and (ii) 1.00% in the event that such reduction/termination and prepayment occurs after the first anniversary of the Closing Date and on or before the second anniversary of the Closing Date. No such termination fee will be payable for any termination of the commitments under the Revolving Credit Facility or prepayment of the Term Loan occurring on or after the second anniversary of the Closing Date.
MATURITY/ AMORTIZATION:

All Loans and all other obligations outstanding under the Financing Facility shall be payable in full on the Maturity Date.

The Term Loan shall amortize on a quarterly basis, commencing the first full quarter after the Closing Date, in $550,000 installments for the first three years following the Closing Date and $1,100,000 installments thereafter; provided, that the final installment shall be equal to the aggregate principal amount of the Term Loan then outstanding.

Exhibit B -5-

COLLATERAL:

Subject to the provisions and limitations set forth in the Certain Funds Provisions of the Commitment Letter, all obligations of the Loan Parties to the Lender shall be secured by a perfected, first priority lien on substantially all of the present and after-acquired assets of the Borrower and the other Loan Parties (collectively, the "Collateral"), subject to permitted liens to be agreed.

Notwithstanding the foregoing, the Collateral shall exclude (i) real property interests other than fee-owned real property with a fair market value in excess of $500,000, (ii) equity interests of any first tier foreign subsidiary in excess of 65% of the outstanding voting capital stock (and 100% of the non-voting capital stock, if any) of such first tier foreign subsidiary, (iii) any equity interests of any foreign subsidiary (other than a first tier foreign subsidiary), (iv) any lease, license or other agreement or any property subject to a purchase money security interest or similar arrangement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money arrangement or create a right of termination in favor of any other party thereto (other than the Borrower or another Loan Party) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition, (v) those assets as to which the Lender and the Borrower reasonably agree that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to Lender of the security to be afforded thereby, (vi) interests in partnerships, joint ventures and non-wholly-owned subsidiaries (including, without limitation, The Rikoon Group, LLC ("Rikoon"), Leonetti & Associates, LLC ("Leonetti") and The Dickenson Group, LLC ("Dickenson" and together with Rikoon and Leonetti, the "Specified Non-Wholly Owned Subsidiaries")) which cannot be pledged without the consent of one or more third parties solely to the extent that the Borrower does not receive the required consent after using commercially reasonable efforts to do so2, (vi) interests in SMH which cannot be pledged without the consent of one or more third parties solely to the extent that the Borrower does not receive the required consent after using commercially reasonable efforts to do so, (vii) interests in HWG and (viii) other exceptions to be mutually

2 For the avoidance of doubt, commercially reasonable efforts does not include the requirement to amend any underlying agreements or pay any fee (other than out-of-pocket expenses).

Exhibit B -6-

agreed. Any subsidiary of the Borrower (including without limitation, any Specified Non-Wholly Owned Subsidiary, to the extent applicable) the equity interests of which are not pledged to the Lender shall be referred to as a "Non-Pledged Subsidiary". Furthermore, the Borrower and the other Loan Parties will not be required to take any action in any non-U.S. jurisdiction to create any security interest in assets located or titled outside of the U.S. or to perfect any security interests in such assets (and there shall be no security agreements or pledge agreements governed by the laws of non-U.S. jurisdictions).

Within 60 days after the Closing Date and subject to customary exclusions to be mutually agreed upon (including, without limitation, payroll accounts and accounts with de minimus balances to be mutually agreed upon), the Loan Parties shall deliver control agreements in favor of the Lender to perfect the Lender's security interest in the agreed upon deposit accounts. The control agreements will provide springing dominion during the continuance of any event of default over each agreed upon deposit account owned by a Loan Party (collectively, the "Controlled Accounts").

All Loans, all costs, fees and expenses of the Lender and all other obligations owed to the Lender shall be secured as described above and may, at Lender's option, be charged to and be deemed an advance under the Revolving Credit Facility upon and during the continuance of a payment default.

INTEREST:

The Loans shall bear interest at a rate per annum equal to (a) LIBOR (as hereinafter defined) plus 7.00% or (b) the Reference Rate plus 6.25%.

As used herein, (i) "LIBOR" means the rate of interest determined by the Lender in accordance with its customary procedures, to be the rate at which dollar deposits are offered to major banks in the London interbank market for interest periods of 1, 2, 3 or 6 months, as selected by the Borrower, adjusted by the reserve percentage prescribed by governmental authorities as reasonably determined by the Lender, provided that at no time shall LIBOR be less than 1.50% per annum and (ii) "Reference Rate" means the greatest of (A) 2.75% per annum, (B) the Federal Funds Rate plus ½%, (C) LIBOR (which rate shall be calculated based upon an interest period of 1 month and shall be determined on a daily basis), plus 1 percentage point and (D) the rate of interest publicly announced from time to time by JPMorgan Chase Bank in New York, New York as its reference rate, base rate or prime rate.

Exhibit B -7-

The Lender's obligation to provide Loans of a type bearing interest calculated based upon LIBOR ("LIBOR Loans") shall be subject to the following: (x) not more than five (5) separate interest periods may be in effect for LIBOR Loans at any one time, (y) if an event of default shall occur, all LIBOR Loans shall, at the Lender's option, be converted to Loans bearing interest calculated based upon the Reference Rate and no further LIBOR Loans shall be available while such event of default exists, and (z) the Borrower shall be responsible for any breakage fees and yield maintenance (which, for the avoidance of doubt, shall not include loss of applicable margin), as reasonably determined by the Lender.

All interest and fees shall be computed on the basis of a year of 360 days (or 365/366 days in the case of Loans the interest rate payable on which is then based on the Reference Rate) for the actual days elapsed. If any event of default shall occur and be continuing, interest shall accrue at a rate per annum equal to 2% in excess of the rate of interest otherwise in effect. All interest shall accrue from the Closing Date and shall be payable in cash monthly in arrears, provided that interest that accrues at the default rate shall be payable on demand.
FEES:	Parent shall pay the fees set forth in the Fee Letter.
USE OF PROCEEDS:	The Loans under the Financing Facility shall be used to (i) fund a portion of the Merger Consideration for the Acquisition, (ii) finance the purchase of additional interests in GFS, (iii) finance the purchase of 24% of the interests in EFC, (iv) pay fees and expenses related to the financing contemplated by the Commitment Letter, the Merger and the Transactions, and (v) fund the Borrower's and its subsidiaries' ongoing working capital requirements.
CONDITIONS PRECEDENT:	The obligation of the Lender to make the initial Loans or other financial accommodations under the Financing Facility on the Closing Date will be subject only to the conditions precedent contained in the fourth and fifth paragraphs of the Commitment Letter, the conditions precedent set forth on Exhibit C to the Commitment Letter and the following conditions precedent:

Exhibit B -8-

(a) Execution and delivery of the Loan Documents.
(b) Subject to the provisions and limitations set forth in the Certain Funds Provisions of the Commitment Letter and in the "Collateral" section of the Term Sheet, the Lender shall have been granted a perfected, first priority lien on all Collateral, and shall have received customary lien search results.
(c) The Lender shall have received opinions from the Loan Parties' counsel (including, without limitation, local counsel in all relevant jurisdictions) as to such matters customary for facilities of this type.
(d) The Lender shall have received evidence that (i) insurance of the type currently maintained by Target has been obtained or remains in effect, and (ii) the key man life insurance policies on Fredric Edelman delivered to the Lender in an email on April 9, 2012 at 1:30 p.m. E.S.T. and 2:47 p.m. E.S.T. are effective.[3]
(e) The Loan Parties shall have paid to the Lender all fees and expenses then owing to the Lender.
(f) The Lender shall have received evidence that (i) the Equity Investment has been made on or prior to the Closing Date and (ii) at least $90,200,000 of the Equity Investment was contributed by LEP and its co-investors currently unaffiliated with Target.
(g) The Merger shall be consummated pursuant to the Merger Agreement, substantially concurrently with the initial funding of the Financing Facilities, without giving effect to any amendments thereto or waivers thereof that are materially adverse to the Lender, in its capacity as a lender, without the consent of the Lender, such consent not to be unreasonably withheld or delayed. For the avoidance of doubt, the Company shall not, without Lender's written consent, amend the definition of Company Material Adverse Effect (as defined in the Merger Agreement in effect on the date hereof) or waive non-compliance with any representation or warranty made by the Borrower described in paragraph 5, clause (i), of the Commitment Letter unless such waiver is not material to the interests of the Lender.

3 The Loan Documents shall provide that proceeds, if any, received in connection with the key man life insurance in excess of the outstanding obligations under the Financing Facility will be promptly (but in no event later than the next business day after receipt thereof) remitted to the Borrower.

Exhibit B -9-

(h) The Lender shall have received (i) unaudited consolidated statements of income in the form currently prepared by Target and delivered to Lender prior to the date of the Commitment Letter for each interim monthly period subsequent to December 31, 2011 ended at least 45 days before the Closing Date (it being understood that such statements are being delivered for information purposes only and cannot be relied on by Lender), (ii) unaudited consolidated balance sheets and related statements of stockholders' equity and cash flows of Target for each interim quarterly period subsequent to December 31, 2011 ended at least 45 days before the Closing Date and (iii) audited financials statements of Target for each of the 3 fiscal years ending more than 90 days prior to the Closing Date.
(i) The Borrower shall have received substantially concurrently with the consummation of the Transactions not less than $46,400,000 in gross cash proceeds (the "Mezzanine Financing") from the issuance of unsecured senior subordinated notes (the "Mezzanine Notes"). The Mezzanine Notes shall be (i) on the terms set forth in the Mezzanine Commitment Letter, dated as of the date hereof (the "Mezzanine Commitment Letter"), by and between the Company and Ares Mezzanine Partners, L.P. and (ii) subject to the terms of a subordination agreement in form and substance reasonably satisfactory to the Lender (it being understood that such subordination agreement shall include, among other provisions, a customary AHYDO payment provision with respect to the payment of cash interest on the Mezzanine Notes after the fifth anniversary of the Closing Date).
(j) The Lender shall have received evidence that the Borrower and/or its affiliates (including AIVs setup at the direction of LEP) shall have purchased a market hedge on terms and conditions which are in the aggregate not materially less favorable to the Borrower and/or its affiliates (including AIVs setup at the direction of LEP) than those set forth on Schedule 2 hereto, or otherwise on terms reasonably satisfactory to the Lender, and such market hedge shall have been contributed to a Loan Party (the "Hedging Transaction").

Exhibit B -10-

(k) The Lender shall have received evidence that SMH SPEADV LLC sold its receivable due from Endowment Advisers, L.P. for net cash proceeds of at least $17,500,000 (as reduced to reflect any payment received on such receivables between April 10, 2012 and the Closing Date) (the "Receivables Sale Transaction").
(l) The Company shall have paid all fees and out-of-pocket expenses required to be paid on or prior to the Closing Date.
REPRESENTATIONS AND WARRANTIES:	Subject to the provisions and limitations set forth in the Certain Funds Provisions of the Commitment Letter and the Documentation Principles, representations and warranties limited to the following (subject to baskets, qualifications and exceptions to be agreed): corporate existence and good standing, authority to enter into Loan Documents, governmental and shareholder approvals, enforceability of Loan Documents, capitalization, litigation and commercial tort claims, financial statements, non-violation of other agreements, compliance with environmental, pension and other laws, ERISA, taxes, Regulations T, U and X, Investment Company Act, nature of business, permits, real property, insurance, use of proceeds, solvency on a consolidated basis, location of Collateral, material contracts, intellectual property, customers and suppliers, absence of a material adverse change (to be defined in a manner customary for transactions of this nature), designation as senior indebtedness, absence of default or events of default under the Financing Facility and perfection and priority of the Lender's liens.
COVENANTS:

Subject to the provisions and limitations set forth in the Certain Funds Provisions of the Commitment Letter and the Documentation Principles, affirmative and negative covenants limited to the following (subject to baskets, qualifications and exceptions to be agreed): provision of financial statements, notices of litigation, defaults and events of default and other information to be mutually agreed, compliance with laws, preservation of existence, books and records, inspection of properties, maintenance of properties and insurance, obtaining of permits, change in Collateral locations, commercially reasonable efforts to obtain a landlord waiver with respect to the Borrower's headquarter location,[4] after acquired real property, fiscal year and limitations with respect to liens and encumbrances, negative pledges (such covenant to prohibit the pledge of, among other

4 For the avoidance of doubt, the Borrower shall not be obligated to amend any lease agreement or pay any fee (other than out-of-pocket expenses) in order to deliver such landlord waiver.

Exhibit B -11-

things, any equity interests in any Non-Pledged Subsidiary to any person), indebtedness, dispositions, dividends and retirement of capital stock and management fees, issuance of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, change in nature of business, modifications of certain material contracts and organization documents, non-compliance with pension, environmental and other laws, capital leases, transactions with affiliates and prepayment of other indebtedness.

The negative covenants will permit, among other things (subject to terms and conditions to be agreed), the Transactions and the following:

• Inclusion of a "building basket" which will grow with contributed cash equity and the retained portion of Excess Cash Flow and shall be available for capital expenditures.

• Permitted acquisitions in an aggregate amount not to exceed $20,000,000 (plus an additional $20,000,000 in the aggregate to the extent the acquisition consideration (including earnouts and other purchase price adjustments) is paid or payable solely in equity interests of Holdco LP (as defined in Exhibit A hereto) or any direct or indirect parent company thereof) so long as (i) the Borrower has provided the Lender with written notice of the proposed acquisition not later than 15 business days prior to the anticipated closing date of the proposed acquisition, (ii) there is no default or event of default before or after giving effect to such acquisition, (iii) the acquired entity and its subsidiaries (A) are EBITDA positive (with pro forma adjustments to be mutually agreed), (B) are in the same or a substantially similar line of business as the Loan Parties, and (C) subject to limitations in "Guarantors" and "Collateral" above, will become Guarantors and pledge their Collateral to the Lender, (iv) if the Borrower's then senior leverage ratio is greater than 1.75:1.00, the Borrower's total leverage ratio must be 0.25x below the then applicable total leverage ratio covenant on a pro forma basis after giving effect to such acquisition, (v) the acquired entity and its subsidiaries are organized in a jurisdiction located within the United States or the assets being acquired are located within the United States, (vi) the Borrower has qualified cash and availability under the Revolving Credit Facility in an amount equal to or greater than $2,500,000 after giving effect to the consummation of the proposed acquisition, (vii) such proposed acquisition is consensual and (viii) the Borrower has provided historical financial statements, other information and documents related to the proposed acquisition that the Lender may reasonably request.

Exhibit B -12-

• At any time after the fifth anniversary of the Closing Date, subject to no event of default before or after giving effect to such payment, AHYDO catch-up payments shall be permitted to be made in respect of the Mezzanine Notes.

• Investment exceptions to include (i) an exception to permit the satisfaction of certain put options or redemptions arising in connection with transactions consummated prior to the Closing Date and (ii) a general basket for investments in an outstanding amount not to exceed an amount to be mutually agreed.

• Prepayment of other indebtedness exceptions to include a basket for the prepayment of senior indebtedness in an amount to be mutually agreed.

• Transactions with affiliates and "restricted payments" exceptions to include (i) payments or distributions by EFC (as defined in Exhibit A hereto) to Holdco LLC (as defined in Exhibit A hereto) and the further payment or distribution of such amounts to Holdco LP in an aggregate amount equal to the tax distributions made in accordance with the limited partnership agreement of Holdco LP that are attributable to allocations of income from EFC to Holdco LP and (ii) payment of a management fee in an amount not to exceed $750,000 per annum; provided that no event of default shall have occurred and be continuing or would result from the making of such payment. Any management fees that are not paid due to the continuance of an event of default may accrue during the continuance of such event of default, and any such accrued fees may be paid once such event of default has been cured.

• Liens exceptions to include a general basket of an amount to be mutually agreed.

• Indebtedness exceptions to include (i) a general basket of an amount to be mutually agreed, (ii) a basket for purchase money debt/capital lease obligations not to exceed an amount to be mutually agreed, (iii) a basket for the assumption of indebtedness in connection with permitted acquisitions in an amount not to exceed an amount to be mutually agreed (iv) an exception to permit the satisfaction of certain earn-out and put obligations arising in connection with transactions consummated prior to the Closing Date and (v) an exception to permit certain indebtedness (to be mutually agreed upon) in existence on the Closing Date.

Exhibit B -13-

Subject to the provisions and limitations set forth in the Certain Funds Provisions of the Commitment Letter and the Documentation Principles, the Loan Documents shall be limited to the following financial covenants to be tested quarterly beginning at the end of the first full quarter following the Closing Date[5]: (a) total outstanding debt / EBITDA (as referred to below); (b) minimum Fixed Charge Coverage Ratio (as referred to below); and (c) maximum capital expenditures per annum (provided that unused amounts may be carried-over to the next succeeding fiscal year) plus the then positive amount in the "building basket", in each case with levels based on the model provided by LEP to the Lender dated April 10, 2012 (as supplemented or modified with the agreement of LEP and the Lender, the "Model"). The financial covenants will be set in a manner consistent with the methodology in the Model. For purposes of calculating compliance with the applicable financial covenant, "EBITDA" shall be calculated on a pro forma basis to give pro forma effect to any acquisitions or dispositions as if such acquisitions or dispositions had occurred at the beginning of the relevant 4-quarter period.

The financial statements to be furnished to the Lender under the Loan Documents shall be made and prepared in accordance with GAAP consistently applied throughout the periods involved (except as set forth in the notes thereto); provided that all computations of Excess Cash Flow, and all computations and all definitions (including accounting terms) used in determining compliance with the financial covenants, shall utilize GAAP and policies in conformity with those used to prepare the audited financial statements for the fiscal year ended December 31, 2011.  If any accounting change occurs and results in a change in the method of calculation of all computations and all definitions (including accounting terms) used in determining compliance with the financial covenants, then at the Borrower's request, the Lender shall enter into negotiations with the Borrower in order to amend such provisions so as to reflect equitably such accounting changes with the desired result that the criteria for evaluating the Borrower's financial condition shall be the same after such accounting changes as if such accounting changes had not been made; provided, that no amendment fee shall be payable in connection therewith (to the extent such amendment only addresses modifications relating to such changes in GAAP).

5 EBITDA to be pre-agreed for the 2 full fiscal quarters prior to the Closing Date; provided that if 3 full fiscal quarters have been completed prior to the Closing Date, EBITDA shall be pre-agreed for such 3 full fiscal quarters.

Exhibit B -14-

Definitions relevant to the financial covenants will be consistent with the Documentation Principles and shall include the terms set forth below.

  "EBITDA" shall include, among other things, an add-back to consolidated net income for unrealized losses on hedging arrangements and a deduct for unrealized gains on hedging arrangements.
  "Fixed Charge Coverage Ratio" shall generally mean the ratio of (i)(a) EBITDA minus (b) capital expenditures (for the avoidance of doubt, capital expenditures shall not include any consideration paid for permitted acquisitions (including the Acquisition and any other acquisition consummated prior to the Closing Date) and any cost of purchasing puts for the market hedging strategy) minus (c) earnouts to (ii) the sum of (a) amortization installment payments in respect of the Loans and scheduled payments on any other indebtedness for borrowed money, (b) consolidated cash interest expense and (c) taxes paid in cash (other than taxes paid in cash in connection with permitted asset sales).

Any cash equity contribution made to the common equity of the Borrower after the beginning of a fiscal quarter and on or prior to the day that is ten (10) business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of EBITDA for the purposes of determining compliance with any financial covenant at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of EBITDA, a "Specified Equity Contribution"), provided that (i) no more than one Specified Equity Contribution may be made in any consecutive four fiscal quarter period, and no more than four Specified Equity Contributions may be made during the term of the Financing Facility and (ii) a Specified Equity Contribution shall not be greater than the amount required to cause the Borrower to be in compliance with the financial covenants (and in no event be greater than $7,000,000).

Financial reporting to include: (i) annual, audited financial statements, (ii) quarterly, internally prepared, financial statements, (iii) monthly, internally prepared, financial statements in the form currently prepared by Target and delivered to Lender prior to the date of the Commitment Letter (it being understood that such statements are being delivered for information purposes only and cannot be relied on by Lender); provided that the Borrower may deliver balance sheets and cash

Exhibit B -15-

flow figures on a quarterly basis until such time the Borrower is able to deliver monthly balance sheets and cash flow figures, (iv) an annual budget, which shall include projected monthly balance sheet, profit and loss and cash flow figures (provided that the Borrower may deliver projected quarterly balance sheets and cash flow figures until such time the Borrower is able to deliver projected monthly balance sheets and cash flow figures), and (v) other customary reporting as reasonably required by the Lender to be mutually agreed (but in any event, such reporting to include (A) market hedge reporting, (B) business segment performance, (C) assets under management, (D) asset inflows/outflows and (E) with respect to the EFC business, portfolio performance, client count and attrition and portfolio mix).

EVENTS OF DEFAULT:	Subject to the provisions and limitations set forth in the Certain Funds Provisions of the Commitment Letter and the Documentation Principles, events of default limited to the following (subject to grace periods, qualifications and exceptions to be agreed): payment, cross-default, violation of covenants, breach of representations or warranties, bankruptcy or insolvency, invalidity of any provision of any Loan Document, invalidity of lien on any Collateral, judgment, ERISA, environmental, failure to constitute senior indebtedness, loss or suspension of licenses or permits which could reasonably be expected to result in a material adverse effect (subject to a 30 day grace period), indictment of a Loan Party or a proceeding in which penalties or remedies include forfeiture of a material portion of property and change of control.
VOTING:	Voting provisions to be mutually agreed.[6]
GOVERNING LAW:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York.

6 Lender intends to start a syndication process post-signing and intends to bring in one additional lender. Lender will attempt to syndicate such that certain modifications to be mutually agreed will require 50.1% and others will require 100%, but Lender reserves the right to revisit the voting requirements in the final documentation.

Exhibit B -16-

ASSIGNMENTS, PARTICIPATIONS:	After the Closing Date, the Lender may sell or assign a portion of its loans or commitments under the Financing Facility to (a) one or more persons listed on Annex A hereto without the consent of the Borrower and/or (b) one or more other persons with the prior written consent of the Borrower (such consent not to be unreasonably withheld, delayed or conditioned). The Lender may also sell participations in its loans and commitments under the Financing Facility without the consent of the Borrower (but subject to limitations consistent with the Documentation Principles). Assignments and participations to the Borrower or any of its affiliates will not be permitted.

Exhibit B -17-

Exhibit C

The Edelman Financial Group Inc.

Additional Conditions Precedent to Closing

In addition to the conditions precedent set forth under "Conditions Precedent" in Exhibit B, the initial extensions of credit under the Financing Facility will also be subject to the following conditions:

1. On or before the Closing Date, the Lender shall have received good standing certificates, customary lien search results, legal opinions, "payoff letters", a sources and uses statement, a funds flow memorandum, a pro forma organization chart, officer's certificate certifying as to true, correct and complete copies of the executed Mezzanine Financing documentation and the Merger Agreement and all schedules and exhibits thereto, secretary's certificates as to organizational documents (including certified charters from the applicable Secretaries of State), authorizing resolutions, incumbency certificates, officer's certificates certifying as to organizational structure and such other officer's certificates, and customary lenders' endorsements in respect of the Borrower's insurance policies (including the key man life insurance policy on Fredric Edelman), each in customary form for transactions of this type. For the avoidance of doubt, neither a certificate regarding the bring-down of representations and warranties (other than the Specified Representations and the Specified Merger Agreement Representations) nor a certificate certifying as to no default or event of default shall be required.

2. On or before the Closing Date, the Lender shall have received a customary certificate from the chief financial officer of the Borrower, certifying that the Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transactions, are solvent.

3. After giving effect to all Loans to be made on the Closing Date, the availability under the Revolving Credit Facility shall not be less than $9,500,000.

Exhibit C -1-